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                                            Filed By Exodus Communications, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                   Commission File No. 000-23795

                                      Subject Company:  GlobalCenter Holding Co.



                         EXODUS COMMUNICATIONS, INC.

                        ANALYST TELECONFERENCE SCRIPT
                             September 28, 2000

JANE UNDERWOOD

Thank you operator. Good morning ladies and gentlemen. This is Jane Underwood, Director of Investor Relations for Exodus. We're very excited that you could join us this morning to hear the details regarding our acquisition of GlobalCenter.

Joining me this morning are Ellen Hancock, Chairman and CEO of Exodus, Leo Hindery, Chief Executive Officer of Global Crossing and Chairman and Chief Executive Officer of GlobalCenter, and Marshall Case, CFO of Exodus and Dan Cohrs, CFO of Global Crossing.

Before we begin, I have the following disclosure I'd like to make. Certain forward looking statements that will be made by management during this call are being provided in reliance upon the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995 and are based on current management expectations. Actual results may differ materially due to a number of risk factors that have been disclosed with our filings with the SEC. We do not assume any obligation to update the forward-looking information.

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I'd now like to turn the call over to Ellen Hancock. Ellen....

ELLEN HANCOCK

Thanks Jane. I'm delighted to talk to you this morning about the announcement we've made concerning the acquisition of GlobalCenter, as well as our network agreement with Global Crossing and our joint venture with Asia Global Crossing. These agreements offer exciting opportunities for our stockholders, employees, customers and in fact, the technology industry as a whole.

As announced this morning, the boards of directors of Exodus and Global Crossing approved a definitive merger agreement under which Exodus will acquire GlobalCenter, a subsidiary of Global Crossing, for approximately $6.1 billion in Exodus common stock, subject to a collar, which Marshall will discuss shortly.

This transaction is a major strategic milestone for our company. With this combination, we will have the additional scale, scope and international reach to further enhance our position as the preferred provider of mission-critical web hosting solutions to customers worldwide.

As most of you know, Exodus is the leading provider of complex web hosting services to businesses with mission-critical web operations. Our company offers sophisticated systems and network management solutions and managed services along with professional services to provide optimal performance for customers' Web sites. We manage our network infrastructure via a worldwide network of 22 Internet Data Centers located in North America, Europe and Asia Pacific.

According to a recent Forrester research report, the web hosting market is expected to reach $20 billion in 2004. Through our combination with GlobalCenter, we will now have the scale and scope to capture the full range of opportunities that are being fueled by the explosive growth of the complex web hosting market worldwide.

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With a combined pro forma annualized recurring revenue run rate of approximately
$1.0 billion, almost 4,000 customers and 32 Internet Data Centers totaling approximately 2.6 million gross square feet of space, Exodus will be a powerhouse in complex web hosting.

We've seen a tremendous migration of business processes to the Internet over the last 5 years and the development of several business hosting models. As the customer requirements for high-end, value-added web hosting services become more sophisticated, only a handful of companies will have what it takes to succeed.

By joining forces with GlobalCenter, Exodus is extending its leadership position. We will have the opportunity to leverage and expand our managed and professional services and premier brand and sales force over a wider geography and increased customer base. Additionally, GlobalCenter's data center build out plans will be leveraged with our own, accelerating our global expansion. This presence will greatly enhance our ability to support our global customers and reach new multinational customers at an accelerated pace. The depth of skill sets created by this combination further supports our planned expansion.

Through the 10-year network agreement with Global Crossing, also announced today, our extensive global network of Internet Data Centers will now be "on net" with GlobalCenter's state-of-the-art international fiber network. This seamless connectivity and universal access to information resources represents yet another benefit that this transaction creates for our customers.

Our joint venture with Asia Global Crossing is complementary to each of us. Asia Global Crossing has existing relationships with companies such as Softbank and Microsoft and will be a strong partner for Exodus' Asia Pacific expansion.

Looking forward, GlobalCenter's and Exodus's partnerships with key technology providers including Cisco, Compaq, Dell, Inktomi, Microsoft, Oracle, Softbank and Sun Microsystems will result in further innovation to enhance the quality and breadth of our services.

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To conclude, I want to say again how excited we are about the strategic benefits we will achieve through this transaction. This combination clearly raises the bar, again, for the complex web hosting market.

And now I'd like to hand the call over to Leo Hindery, Chief Executive Officer of Global Crossing and GlobalCenter's Chairman and CEO, who will review in more detail our joint venture and network agreement and some of the other strategic benefits they create.

LEO HINDERY

Thanks, Ellen. This is a very exciting day for Global Crossing and GlobalCenter. As the parent company of GlobalCenter, Global Crossing will become a significant stockholder in Exodus. We are extremely pleased to be establishing a strong partnership with a company of Exodus' caliber and reputation. By combining Exodus' complex web hosting with our advanced broadband Internet protocol network, we believe that Exodus' alliance with Global Crossing and Asia Global Crossing creates significant strategic benefits for customers and sets new standards for our industry.

As outlined in the press release, Exodus and Global Crossing also signed a 10-year network services agreement. Under the agreement, Global Crossing becomes the primary network provider to Exodus worldwide. Asia Global Crossing will be the primary network connectivity provider for Exodus Asia Pacific in Asia, and the parties intend that 67% of the new venture's networking needs will be supplied by Asia Global Crossing. In all other territories, Exodus will purchase 50% of its future network needs from Global Crossing. In return, Global Crossing has agreed to provide Exodus with preferred pricing on all network services and assets offered by Global Crossing, including circuits, IRUs and dark fiber.

Exodus and Asia Global Crossing have agreed to form a joint venture to provide complex web hosting and managed services in Asia. Owning 67%, Exodus will manage and

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operate the joint venture. Asia Global Crossing will own 33%. As Ellen mentioned, we believe that this agreement is complementary to both Exodus and Asia Global Crossing.

At the start of this year, we promised Global Crossing's stockholders that we would quickly increase the value of GlobalCenter and take steps to realize such value for our stockholders. Through these agreements with Exodus, we believe that we have achieved our goal and created extraordinary and unparalleled high-growth opportunities.

With that, I'd like to turn the call over to Marshall Case, Exodus's CFO, who will discuss the financial highlights of this deal.


MARSHALL CASE

Thanks Leo

I'll now summarize the major terms of the transaction and discuss how these will produce value for our stockholders.

Under the agreement, and based on Exodus' closing stock price yesterday, Exodus will acquire GlobalCenter for approximately $6.1 billion in Exodus common stock and options, subject to a collar. The collar has a range of $56.40 to $65.55. It is outlined in the press release and will be detailed in our merger agreement that will be filed shortly. The final ratio will be determined based on the average closing price of Exodus common stock for the 10 consecutive trading days preceding the close of the transaction. Exodus will issue between approximately 99 million and 115 million fully diluted shares to Global Crossing to complete the transaction, which is expected to close in the first quarter of 2001. As part of the transaction Global Crossing is prohibited from selling any of the equity they receive for a period of six months post closing and has limited resale rights six months thereafter.

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The transaction will be accounted for as a purchase.  With regards to accretion to our stockholders, the acquisition will be accretive to EBITDA in 2001. Specifically, the Company expects to realize substantial savings in the areas of network and other operating costs. In addition, the potential to 1) deliver managed services across a much broader platform and 2) leverage the combined distribution channels represents an outstanding revenue growth opportunity. In this regard, given the significant growth we have experienced, and continue to experience, we expect our network needs to scale very significantly over the coming years.

Because of the cost savings that are generated from the very attractive pricing which this deal entails, we expect very significant hard dollar savings from the transaction. And of course, as or more importantly, the network partnership is also strategic as it provides benefits such as superior quality of service, improved response time and enhanced troubleshooting capabilities.

One thing we're particularly excited about is that while Exodus currently derives about one third of its revenues from managed services, GlobalCenter's corresponding percent is in the single digits. This gives us the opportunity to offer Exodus's high margin managed services to GlobalCenter's customer base.

The synergies from combining facilities also create a growth opportunity by providing an earlier presence for Exodus in New York City, Amsterdam, Paris, and Munich, to name a few.

Global Crossing will continue to fund capital expenditures of GlobalCenter through the close. Post closing, our current available resources are sufficient to fund the growth of the combined operation. The transaction is not expected to result in any workforce reductions.

Finally, the approvals... The transaction is conditioned upon, among other things, the approval of Exodus stockholders, the Securities Exchange Commission as well as Hart-Scott Rodino.

I'm very excited about the opportunities that this historic combination creates, and look forward to sharing more detail soon. I'll now turn the call back over to Ellen.

ELLEN HANCOCK

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Thanks Marshall.  I hope the information we've provided you today drives home the strength of this combination, which makes Exodus the premier company in the complex web hosting market worldwide.

This is truly a winning combination.

Ladies and gentlemen, that concludes our formal remarks. We will now be happy to answer your questions. Operator...

[Q & A]


            CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This communication contains forward-looking statements based on current expectations. Actual results may differ materially from expectations due to a number of risks and uncertainties, including, but not limited to the following: the fulfillment of conditions to complete the merger, including regulatory and Exodus stockholder approval; the costs incurred to complete the merger; the combined company's competitive performance; potential difficulties in integrating the two companies, their product and service offerings and infrastructure; the ability of the combined company to achieve network cost savings and operating efficiencies; the continued employment of the combined entity's employees; potential difficulties in maintaining and enhancing continued working relationships with strategic partners; the risk that customers that have placed orders may cancel or reduce their orders or delay the commencement of services; and the continued development of service offerings of the combined company. Actual results may also vary from expectations as a result of risks and uncertainties described from time to time in Exodus' and Global Crossing North America, Inc.'s filings with the Securities and Exchange Commission ("Commission"). In particular, see "Factors Affecting Future Results" in Exodus's quarterly and annual reports filed with the SEC and see "Risk Factors" in Global Crossing's quarterly and annual reports filed with the SEC. Neither Exodus nor GlobalCenter assumes any obligation to update the forward-looking information contained in this communication.

  For a detailed discussion of these and other important risk factors and cautionary statements concerning Exodus and GlobalCenter and their respective operations, you are referred to the proxy statement that will be filed by Exodus, as described below.

                    * * * * * * * * * * * * * * * * * * *

  Exodus, its directors, executive officers and employees, and certain other persons, may be deemed to be participants in the solicitation of proxies of Exodus stockholders to

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approve the proposed merger. These individuals may have interests in the merger, including as a result of holding options or shares of Exodus. Information concerning these individuals and their interests in the transaction and the participant's in the solicitation will be contained in the proxy statement to be filed with the Commission in connection with the proposed merger.

                   * * * * * * * * * * * * * * * * * * * *

  Exodus plans to send to Exodus stockholders a proxy statement containing information about the merger and seeking their approval of the proposed transaction. You are urged to read the proxy statement carefully, when it is available. The proxy statement will be filed with the Commission and will contain important information about Exodus, GlobalCenter, the merger and related transactions and matters. You may obtain a free copy of this document when it is available, as well as other documents filed by Exodus with the Commission (including annual, quarterly and special reports), at the Commission's web site at www.sec.gov.
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